COMSTOCK FUNDS, INC.
                          ("THE COMPANY")

                        EXHIBIT TO ITEM 77D

         POLICIES WITH RESPECT TO SECURITY INVESTMENTS

	Effective as of March 15, 2003, the Comstock Capital Value Fund (the "Capital Value Fund") will not enter into any short sale if, immediately after giving effect to such sale, the total market value of all securities sold short would exceed 50% of the value of the Capital Value Fund's net assets. Previously the Capital Value Fund limited
short sales to 25% of net assets in short sales.   In
addition, the Capital Value Fund will not enter into any uncovered put or call option if, immediately after giving effect to such option, the value of all uncovered put and call options held or written by the Capital Value Fund exceeds 10% of its net assets. Previously, the Capital Value Fund limited uncovered options to 5% of net assets.

	In February 2003, the Board of Directors of the
Company approved a change in investment policy to permit
the Comstock Strategy Fund (the "Strategy Fund") to engage
in short sales.  In late June 2003, the Strategy Fund
became aware that this change in policy should have been
approved by shareholders prior to implementation.   The
Strategy Fund immediately ceased all investments in short sales.